FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	May	2012
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	RIM Launches BlackBerry Screen Reader for Customers with Visual Impairments	3. .

Document 1

May 7, 2012
FOR IMMEDIATE RELEASE

RIM Launches BlackBerry Screen Reader for Customers with Visual Impairments

Waterloo – Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today launched BlackBerry® Screen Reader, a free software application that helps customers who are blind or visually impaired operate their BlackBerry® smartphone. BlackBerry Screen Reader provides an audible output based on visual information displayed on a BlackBerry smartphone.

“We are excited to introduce BlackBerry Screen Reader as part of our suite of accessibility solutions for BlackBerry smartphones,” said Greg Fields, Senior Product Manager. “BlackBerry Screen Reader helps customers with visual impairments stay connected with the people and information that matter most to them, and is representative of RIM’s continuing commitment to support customers with disabilities.”

Key features of BlackBerry Screen Reader include:
•	Support for core applications – Users can easily access core BlackBerry applications including email, calendar, phone calls and more.
•	Speech settings – users can customize the text-to-speech settings (volume, pitch and speech rate) and preferences for punctuation, verbosity and password security.
•	Keyboard shortcuts – Users can set speech and audio preferences quickly and easily through (physical) keyboard shortcuts
•	Accessible documentation – User Guide available in accessible HTML through a desktop web browser.

BlackBerry Screen Reader is available now as a free download from www.blackberry.com/screenreader for the BlackBerry® Curve™ 9350, 9360 and 9370 smartphones. The application is available in English, French, Italian, German and Spanish.

For information about BlackBerry accessibility solutions for customers with disabilities, visit www.blackberry.com/accessibility.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.
Media Contact:
Krista Seggewiss
Research In Motion
kseggewiss@rim.com
519-597-0348

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465
###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	May 8, 2012	By:	\s\Brian Bidulka
(Signature)
Brian Bidulka, Chief Financial Officer